
PEARSON

PEARSON PLC


06010719

27 January 2006

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
9 January – Pearson: Purchase of IDC shares
10 January – Notification of change in interest of shares
10 January – Financial Times launches compact book series
13 January – Financial Times named as the world's leading newspaper…
17 January – FT and Collins Stewart settle libel dispute
17 January – Trading update
20 January – Notification of change in interest of shares
23 January – Pearson extends global leadership in professional testing….
25 January – Matisse the Master by Hilary Spurling wins Whitbread Book of the Year…

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

H:\AbrahamC\CA\ADR.SEC.doc



Press releases

pri



09 January 2006

Pearson: purchase of IDC shares

Pearson announces that it has purchased 1,130,739 shares in Interactive Data Corporation (NYSE:IDC), its majority-owned, publicly-quoted financial information company.

Pearson purchased the shares from Allan Tessler, an Interactive Data director, and related parties at a price of $21.67 per share in cash. The purchase brings Pearson's total holding in IDC to almost 62%.

For more information

Luke Swanson/Deborah Lincoln +44 (0)207 010 2310

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial services and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

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10 January 2006
Notification of change of interest in shares

http://www.pearson.com/press/press_uploadfiles/20060110_change_of_interests_in

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

10 January 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 107552

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 9 January 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 71,946,627 shares, now represents 8.946% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully



Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RL, UK

Date: 5 January 2006

AMENDED SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,273,040 shares outstanding)

Number of shares in which the Companies have an interest:

71,946,627

Name(s) of registered holder(s):

See Schedule B

As of 5 January 2006

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**71,946,627**	**8.946%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	25,171,241	3.130%
• Capital International Limited	12,317,420	1.531%
• Capital International S.A.	2,195,109	0.273%
• Capital International, Inc.	2,995,585	0.372%
• Capital Research and Management Company	29,267,272	3.639%

Schedule A

Schedule of holdings in Pearson plc
As of 5 January 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,146,558
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	997,803
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	161,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	10,171,534
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	448,335
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	2,709,585
Cede & Co. 55 Water Street New York, NY 10006	180,163
Deutsche Bank Mannheim	900

Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,004,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	93,400
Citibank London 11 Old Jewry London EC2R 8D8 UK	5,300
Royal Trust	10,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	29,193
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,041,797
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	63,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	42,800
State Street Bank & Trust Co.	37,400

Citibank	8,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	1,100
Citibank NA Toronto	37,900
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,100
Mellon Bank N.A. London Branch London United Kingdom	107,000
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	24,200
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,015,006
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	30,800

JP Morgan Chase Bank	798,767
TOTAL	25,171,241

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	177,962
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,376,348
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,317,838
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,681,015
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	90,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	45,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	225,100
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,754,182
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	782,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	386,700
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	725,868

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	782,600
Mellon Bank N.A. London Branch London United Kingdom	97,216
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	181,200
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	15,500
TOTAL	**12,317,420**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	461,302
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	95,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	31,418
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	4,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	6,200
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	16,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	24,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	327,000
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	16,600
TOTAL	**2,195,109**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	726,757
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	421,968
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	8,400
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	862,350
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	57,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	23,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	252,557
State Street Bank & Trust Co.	379,496

Citibank	11,300
Citibank NA Toronto	173,857
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
JP Morgan Chase Bank	50,800
TOTAL	**2,995,585**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	28,517,272
TOTAL	**29,267,272**



Press releases



10 January 2006

Financial Times launches compact book series

London - The Financial Times will be introducing a Compact Books series on Monday 16th January. Every Monday for six weeks the FT will provide a complimentary compact book along with the paper. The books, thirty-two pages long, will offer a summary of key business books.

The series, produced in conjunction with getAbstract, focus on successful business icons. It starts with *iCon Steve Jobs: The Great Second Act in the History of Business.* Other books include *Ryanair: How a Small Irish Airline Conquered Europe, The Search: How Google and Its Rivals Rewrote the Rules of Business and Transformed Our Culture* and *Top Man: How Philip Green Built His High Street Empire*.

Steven Inchcoombe, UK Publisher, commented: "The FT aims to provide readers with an executive summary of the key books that can inspire and aid people in their careers. These books offer readers a snapshot of the challenges business icons have faced and how they have successfully overcome them; I am sure they will prove popular."

All books can be bought in full from the FT's online bookshop at www.ft.com/bookshop.

For further information

Please contact Lucy Ellison on +44 (0)20 7873 3119 or on lucy.ellison@ft.com

About getAbstract

getAbstract summarizes business books, making our subscribers the best read, most expert players on the business scene today. Our mission is to provide executives worldwide with the best in business knowledge. Founded in 1998, getAbstract provides summaries in English, German and Spanish to many of the world's largest companies, drawing titles from a broad network of over 250 publishing partners. For more information about getAbstract, visit http://www.getabstract.com.

About the Financial Times

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

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13 January 2006

Financial Times named as the world's leading newspaper for Senior Financial Decision Makers

- FT newspaper and FT.com are the number one print and online combination;
- FT named 'most important business read'
- FT readership increases in UK, US and Asia Pacific

London - The influential Global Capital Markets readership survey published today has confirmed that the Financial Times is once again the world's leading publication for senior corporate and financial decision makers.

The survey also names the Financial Times as the 'most important business read' of any newspaper in the world. The combined reach of the Financial Times and its website, FT.com, is higher than any other international news brand, and FT.com is the leading newspaper website amongst this important and valuable audience.

The biennial survey measures media consumption habits of senior financial decision makers in the world's 2,000 largest companies and the top management of banks/financial institutions. The survey covers the UK, Europe, the Middle East, Africa, the Americas, Asia-Pacific, and, for the first time, emerging markets including Brazil, Russia, China, India, Mexico and South Africa.

For the fourth survey running, the Financial Times is the leading global publication, reaching 43% of this influential audience daily. This is an increase of 7% on the FT's performance on the 2003 survey.

The Financial Times has maintained its dominance in Europe, and is clearly Europe's leading daily title on the survey, reaching 51% of the universe. In the UK, the FT covers 86% of the survey universe - an increase of 1.2% on 2003. In the Asia-Pacific region, the FT is considered 'the most important business read' amongst international titles and in North America, the FT's overall reach has grown by nearly 15%, and is considered the second 'most important read' amongst international titles.

FT.com, the online expression of the Financial Times is the number one newspaper website worldwide amongst this influential audience, with almost 30% more coverage than its nearest competitor, WSJ.com.

Olivier Fleurot, Chief Executive of the Financial Times commented:

"Once again, this survey confirms that the FT is the dominant global publication for this influential audience of senior financiers. In Europe and Asia-Pacific regions, the FT is head and shoulders above the competition, and we are gaining market share in the Americas. The integrated reach of the FT newspaper and FT.com is stronger than ever - if you want to reach the global financial community in print and on-line, the FT is the place to be."

For further information

Joanna Manning-Cooper/Lucy Ellison
+44 (0) 207 873 4447

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17 January 2006

FT and Collins Stewart settle libel dispute

The Financial Times and Collins Stewart Tullett today announce that they have agreed to settle their long-running libel dispute.

The Financial Times has agreed to publish an apology in the UK edition of the FT newspaper and on FT.com. The FT regrets the way in which it reported the allegations made against Collins Stewart in August 2003 by Collins Stewart's former employee James Middleweek. The apology also makes clear that the FT did not endorse James Middleweek's allegations against Collins Stewart and it apologises for any impression to the contrary that may unintentionally have been given.

In light of the apology and the FT's agreement to pay all Collins Stewart's legal costs, Collins Stewart has agreed to accept £300,000 in damages.

Lionel Barber, Editor of The Financial Times commented;

'After two and a half years of litigation, this agreement enables both sides to put this matter behind us and move on.'

Terry Smith, Chief Executive of Collins Stewart Tullett commented;

'I and Collins Stewart Tullett wish the editorial team at the Financial Times well and the matter is now closed as far as we are concerned.'

For further information:
Joanna Manning-Cooper, Financial Times: 020 7873 4447 / 07753 811353
Nigel Szembel, Collins Stewart Tullett: 07802 362088

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17 January 2006

Trading update

Pearson is today providing a regular trading update ahead of our 2005 preliminary results announcement on 27 February 2006.

Pearson traded strongly through the end of 2005, in line with our expectations. Our education business maintained its strong performance in School, Higher Education, Professional and international markets; Penguin's fourth-quarter frontlist performed well; the *Financial Times* sustained its advertising revenue growth and will reach breakeven; and IDC expects to report its best year ever.

Pearson is therefore on track to report significant underlying growth in sales, adjusted earnings per share, free cash flow and return on invested capital.

We also continue to expect 2006 to be another good year for Pearson, with further progress on our overall financial goals and in all our major businesses.

For more information

Luke Swanson/Deborah Lincoln + 44 (0) 207 010 2310

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20 January 2006
Change of interest in shares

http://www.pearson.com/press/press_uploadfiles/20060120_change_of_interests_in

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PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

20 January 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 923166

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 19 January 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 63,363,751 shares, now represents 7.878% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RL, UK

Date: 17 January 2006

AMENDED SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,299,024 shares outstanding)

Number of shares in which the Companies have an interest:

63,363,751

Name(s) of registered holder(s):

See Schedule B

As of 17 January 2006

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**63,363,751**	**7.878%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	24,078,941	2.994%
• Capital International Limited	8,397,950	1.044%
• Capital International S.A.	2,195,109	0.273%
• Capital International, Inc.	1,776,915	0.221%
• Capital Research and Management Company	26,914,836	3.346%

Schedule A

Schedule of holdings in Pearson plc
As of 17 January 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,146,558
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,001,203
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	161,800
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	1,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	9,655,234
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	448,335
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	2,273,185
Cede & Co. 55 Water Street New York, NY 10006	181,263

Deutsche Bank Mannheim	900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	980,800
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	93,400
Citibank London 11 Old Jewry London EC2R 8D8 UK	5,300
Royal Trust	10,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	29,193
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,940,197
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	63,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	42,800

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	30,800
JP Morgan Chase Bank	798,767
TOTAL	24,078,941

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	177,962
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,581,748
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	889,538
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,832,579
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	90,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	45,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	86,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,014,997
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	753,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	306,100
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	317,719

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	418,500
Mellon Bank N.A. London Branch London United Kingdom	46,916
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	142,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	15,500
TOTAL	8,397,950

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	461,302
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	95,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	31,418
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	4,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	6,200
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	16,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	24,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	327,000
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	16,600
TOTAL	2,195,109

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	310,857
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	277,868
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	467,650
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	35,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	14,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	243,157
State Street Bank & Trust Co.	342,596
Citibank NA Toronto	57,987

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**1,776,915**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,164,836
TOTAL	**26,914,836**



Press releases



23 January 2006

Pearson extends global leadership in professional testing: acquires Promissor from Houghton Mifflin

Pearson, the international media and education company, today announced the acquisition of Promissor, a leading professional testing business, from Houghton Mifflin Company for $42m in cash.

Promissor is a leading provider of licensing examinations for state and federal regulatory bodies in the US. It has a wide range of contracts to assess and certify professionals in the real estate, insurance, mortgage broking, contracting, employment and healthcare industries. Promissor also has a growing presence in the UK, with educational contracts for organisations including City and Guilds, the UK's largest vocational awarding body. Promissor is based in Philadelphia, Chicago and London and operates a company owned network of 130 test centres in the U.S.

Pearson will combine Promissor with Pearson VUE, its existing professional testing company. The transaction brings together two leading players in the worldwide professional testing industry, currently testing and certifying more than three and a half million people every year. Pearson expects the acquisition to enhance adjusted earnings per share and return on invested capital from 2007, its first full year, and to be earnings neutral in 2006*.

Pearson VUE's President and General Manager, Robert Whelan said: "Promissor's market position was earned and maintained through a commitment to quality and outstanding service that is shared by Pearson VUE. The two businesses are a natural fit and we believe that our combined scale and capabilities will realize tremendous benefits for our customers."

Pearson VUE, a leader in computer-based professional testing, operates through a network of some 4,000 test centres across 145 countries of which more than 400 are Pearson-owned and operated. Pearson VUE has grown rapidly in recent years, winning major long-term testing contracts for customers including the National Council of State Boards of Nursing, the National Association of Securities Dealers and the Graduate Management Admissions Council all in the United States as well as the Driving Standards Agency in the United Kingdom and the Driver and Vehicle Testing Agency in Northern Ireland. Pearson VUE's sales grew by more than 30% in 2004, and grew in double digits again in 2005.

For more information:

Luke Swanson/Deborah Lincoln +44 (0)20 7010 2310

** Note: Adjusted earnings per share and ROIC are stated before amortisation of intangible assets.*

IFRS3 requires that intangible assets other than goodwill (e.g. intellectual property, customer lists) are 'fair valued' at the point of acquisition and amortised through the P&L (with no cash impact) over their estimated useful lives.

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25 January 2006

Matisse the Master by Hilary Spurling wins Whitbread Book of the Year award 2005

Biographer Hilary Spurling has won the prestigious 2005 Whitbread Book of the Year award for the second part of her biography, Matisse the Master (Hamish Hamilton), a work which took her 15 years to complete. The announcement was made last night at a star studded awards ceremony held at The Brewery in Central London.
In one of the most open contests since the Book of the Year award was introduced in 1985, Matisse the Master beat odds-on favourite The Accidental by Ali Smith (also published by Hamish Hamilton), first-time novelist Tash Aw for The Harmony Silk Factory (published by Penguin's Riverhead in the US), poet Christopher Logue for Cold Calls and children's book The New Policeman by Kate Thompson, for the overall prize.

Following the judging, Michael Morpurgo, MBE, chair of the final judges, said: "We all agreed that when you get to the end of this book you are sorry it has finished; an extraordinary achievement for a book of this length."
Matisse the Master, published by Hamish Hamilton, is the fifth biography to take the overall prize. Penguin author Claire Tomalin was the last author to win the Whitbread Book of the Year with a biography taking the prize in 2002 for Samuel Pepys: The Unequalled Self (Viking).

For further information, please contact:

Joanna Prior on 020 7010 3250 or email:
joanna.prior@penguin.co.uk